Exhibit 99.1

July 27, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE SECOND QUARTER FINANCIAL

RESULTS ON AUGUST 2, 2017

CONFERENCE CALL AND WEBCAST ON AUGUST 3, 2017

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) has scheduled the release of its second quarter 2017 financial results on Wednesday, August 2, 2017 after market close.

A conference call and webcast will be held on Thursday, August 3, 2017 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results. Mr. Robert Archer, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 866 548 4713
International Toll:	+1 323 794 2093
Conference ID:	6312752

A replay of the webcast will be available on the Investors Section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. With the recent completion of the acquisition of the Coricancha Mine Complex in Peru, the Company’s activities will include efforts to return the Coricancha Mine to production, and the pursuit of additional mining opportunities in the Americas.

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For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com